UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-32190

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLAN FOR THE EMPLOYEES
OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION
330 SOUTH FOURTH STREET
RICHMOND, VIRGINIA 23219-4350

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Savings Plan Committee, Plan Administrator, and Plan Participants of the
Savings Plan for the Employees of NewMarket Corporation and Affiliates
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PBMares, LLP

We have served as the Plan's auditor since 2017.

Richmond, Virginia
June 2, 2021

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Statements of Net Assets Available for Benefits
December 31, 2020 and December 31, 2019

	2020	2019
Assets
Investments, at fair value (Note 3)	$487,294,690	$486,170,874
Receivables
Interest and dividends	827,480	826,901
Notes receivable from participants	2,938,196	3,050,609
Due from trustee	903,367	20,482
Total receivables	4,669,043	3,897,992
Cash (Note 3)	33,250	14,299
Total Assets	491,996,983	490,083,165

Total Liabilities	0	0

Net assets available for benefits	$491,996,983	$490,083,165

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 and December 31, 2019

	2020	2019
Additions to net assets attributed to
Net appreciation (depreciation) in fair value of investments	$677,617	$68,906,829
Investment income—interest and dividends	11,699,599	13,148,112
Net changes in investments	12,377,216	82,054,941

Interest income on notes receivable from participants	164,350	164,273

Contributions
Employees	13,066,142	12,378,063
Employer	5,159,721	4,972,602
Total contributions	18,225,863	17,350,665

Total additions	30,767,429	99,569,879
Deductions from net assets attributed to
Benefit payments	(28,853,611)	(54,923,319)
Total deductions	(28,853,611)	(54,923,319)
Net increase (decrease)	1,913,818	44,646,560
Net assets available for benefits
At beginning of year	490,083,165	445,436,605
At end of year	$491,996,983	$490,083,165

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2020 and December 31, 2019

1. Description of Plan

General
The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan covering all eligible employees of NewMarket Corporation and certain subsidiaries (the Company or NewMarket). Employees become eligible to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23219.
Bank of America, N.A. is the Plan's investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. is the Plan's record-keeper.
Contributions
Participants in the Plan may make pre-tax contributions and Roth contributions from 1% to 50% of their base pay, as defined in the Plan document. Roth contributions to the Plan are made on an after-tax basis, and qualified distributions are not subject to income taxes. Participants may make after-tax contributions from 1% to 15% of their base pay. The total of pre-tax, after-tax, and Roth contributions may not exceed 50% of base pay.
In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. The maximum pre-tax federal limit was $19,500 for 2020 and $19,000 for 2019. Participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service (IRS) ($6,500 for 2020 and $6,000 for 2019).
NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service, and 100% vested after five years of service.
Base pay includes the straight-time portion of an employee’s regularly scheduled overtime, plus pay for any other overtime or extended work week pay, and any premium pay related to hours actually worked. Base pay does not include any type of bonus payment, reimbursement of moving expenses, reimbursement of educational expenses, or similar payments, or any other supplemental payments which an employee may receive in addition to base salary or wage regardless of the term used to designate such increment.
Investments
Participants currently in the Plan may invest their Plan account in any of the active 24 mutual funds, one commingled trust fund, and the NewMarket Corporation Common Stock Fund, or in any combination thereof. Investments also include two common stock funds in which new investments are prohibited. Participants may invest their own contributions to the Plan in these active investment funds in one percent increments and may transfer among the active funds at any time, subject to the restriction described below under "Employee Stock Ownership Plan Feature."
Administrative Expenses
Costs of administering the Plan are paid from investment-related compensation received by the record-keeper from the various mutual funds held in the Plan.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2020 and December 31, 2019
Participant Accounts
Each participant’s account is adjusted for the participant’s contributions, the Company’s contributions, trading fees, and allocations of Plan earnings or losses. Allocations of Plan earnings or losses are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Benefit Payments
Benefits are recorded when paid. Benefits are generally paid in cash. Participants may elect to have stock funds be distributed in cash or whole shares of common stock.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Interest rates are determined as of the date of the loan. Notes receivable from participants are reported at their unpaid principal balances plus accrued but unpaid interest. Interest rates on participant loans were 4.25% to 6.50% at both December 31, 2020 and December 31, 2019. Principal and interest are generally paid through payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is necessary.
Forfeitures
Participants who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce required Company contributions and/or to cover Plan administrative expenses. Forfeitures that reduced the Company’s contributions were $108,309 for 2020 and $66,360 for 2019. The forfeiture balance at both December 31, 2020 and December 31, 2019 was immaterial.
Employee Stock Ownership Plan Feature
A portion of the Plan’s assets are designated as an employee stock ownership plan (ESOP), comprised of the NewMarket Corporation Common Stock Fund. Dividends declared on NewMarket Corporation common stock held in the ESOP are fully vested without regard to whether any other portion of the ESOP or any participant’s account is vested. In addition, with respect to dividends, participants are permitted to make an election to receive those dividends or to have those dividends reinvested in the ESOP. A participant may request the liquidation and transfer of all or a portion of his or her investment in the ESOP to an alternate investment fund at any time. Further, a participant may request that his or her ESOP benefits be distributed in the form of NewMarket Corporation common stock. In addition to a participant’s after-tax, pre-tax, rollover, and Roth accounts, loans are available from the portion of a participant’s account attributable to dividends with a record date on or after December 1, 2009, declared on shares of NewMarket Corporation common stock held in the ESOP.
A participant who transfers all or part of their investment in the NewMarket Corporation Common Stock Fund into another investment fund cannot liquidate and transfer amounts held in such other investment fund into the NewMarket Corporation Common Stock Fund until 90 days after the date of the most recent liquidation and transfer out of the NewMarket Corporation Common Stock Fund. This restriction does not apply to the investment of future after-tax, pre-tax, and rollover contributions made by the participant, or future matching and discretionary contributions made by the Company.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2020 and December 31, 2019
2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
All investments of the Plan are reported at fair value in the financial statements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan's gains and losses on investments purchased and sold as well as held during the year.
Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various mutual fund and commingled trust fund investment options in stocks, bonds, and fixed income securities, as well as investments directly in common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Fair Value Measurements

The following is a description of valuation methodologies used for fair value measurement of cash and investments:

Cash	Cash is valued at cost, which approximates fair value.

Mutual funds	Mutual funds are valued at the daily closing price reported on the NASDAQ.

Common stocks	Common stocks are valued at the closing price reported on the New York Stock Exchange.

Commingled trust fund	The commingled trust fund is valued daily at the net asset value of shares or units held by the Plan based on the quoted market value of the underlying assets held by the fund. There are no redemption or frequency restrictions as of December 31, 2020 or December 31, 2019.
The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan’s management believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2020 and December 31, 2019
The following tables provide information by level on the Plan's assets which are measured at fair value on a recurring basis. Assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified by level in the fair value hierarchy.

		December 31, 2020
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Cash	$33,250	$33,250	$0	$0

Mutual funds	$259,859,937	$259,859,937	$0	$0
Common stocks	180,969,671	180,969,671	0	0
Total investments in the fair value hierarchy	440,829,608	$440,829,608	$0	$0

Commingled trust fund-fixed income measured at net asset value	46,465,082

Total investments, at fair value	$487,294,690

		December 31, 2019
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Cash	$14,299	$14,299	$0	$0

Mutual funds	$233,489,792	$233,489,792	$0	$0
Common stocks	208,748,243	208,748,243	0	0
Total investments in the fair value hierarchy	442,238,035	$442,238,035	$0	$0

Commingled trust fund-fixed income measured at net asset value	43,932,839

Total investments, at fair value	$486,170,874

4. Tax Status

The IRS advised the Plan administrator by letter dated January 19, 2017, that the Plan and related trust, as then designed, are qualified under Section 401 of the Internal Revenue Code (the Code) and are therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
The Plan's management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2020 or December 31, 2019. The Plan is not currently under audit by any tax jurisdiction.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2020 and December 31, 2019
5. Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

6. Related Party and Party-In-Interest Transactions

Plan assets available for benefits include cash funds, which are managed by Bank of America, N.A., the trustee of the Plan, and therefore, qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan Sponsor. The table below shows the activity in the NewMarket Corporation Common Stock Fund during 2020 and 2019.

	Shares	Amount
Balance—January 1, 2019	445,130	$183,433,820
Purchases	24,382	11,373,938
Distributions and sales	(59,994)	(27,523,797)
Appreciation	0	31,954,994
Balance—December 31, 2019	409,518	199,238,955
Purchases	35,206	14,302,080
Distributions and sales	(33,068)	(13,864,849)
Depreciation	0	(35,717,819)
Balance—December 31, 2020	411,656	$163,958,367

The Plan also issues loans to participants, which are secured by the vested balances in the participant's accounts. These transactions qualify as party-in-interest transactions.

7. Other Matters

Effective January 1, 2020, the Plan was amended to comply with the SECURE Act and IRS regulations regarding hardship distributions. Effective May 1, 2020, the Plan was amended to add an in-Plan Roth conversion option and to add an additional index fund for retirements in 2065.

8. Subsequent Events

The Plan's management has evaluated subsequent events through the date the financial statements were issued.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
                                             EIN: 20-0812170 PN: 002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description	(d) Cost **	(e) Current value
*	NewMarket Corporation Common Stock Fund:
	Matching contributions	Common stock; no par value (229,410 shares)	$32,398,651	$91,371,640
	Employee deferrals	Common stock; no par value (182,246 shares)		72,586,727
	Tredegar Corporation Common Stock Fund	Common stock; no par value (39,750 shares)		663,831
	Albemarle Corporation Common Stock Fund	Common stock; $.01 par value (110,815 shares)		16,347,473
	Invesco Stable Value Retirement Fund	Commingled trust (46,465,082 units)		46,465,082
	Oakmark International Fund	Mutual fund (269,004 units)		7,018,323
	PIMCO Total Return Fund	Mutual fund (1,548,676 units)		16,415,963
	Janus Henderson Mid Cap Fund	Mutual fund (242,302 units)		3,794,456
	Allianz NFJ Small Cap Fund	Mutual fund (317,989 units)		5,040,126
	Vanguard Total Bond Market Fund	Mutual fund (926,541 units)		10,766,404
	Vanguard Mid Cap Index Adm	Mutual fund (10,739 units)		2,753,455
	Vanguard Small Cap Index Adm	Mutual fund (18,108 units)		1,688,028
	American AMCAP Fund	Mutual fund (286,235 units)		11,352,070
	ClearBridge Small Cap Growth Fund	Mutual fund (92,301 units)		4,754,438
	iShares MSCI EAFE Intl Idx Fund	Mutual fund (499,080 units)		7,331,481
	iShares S&P 500 Index Fund	Mutual fund (146,574 units)		65,119,940
	Invesco Growth & Income Fund	Mutual fund (272,245 units)		6,291,591
	Franklin Small-Mid Cap Growth Fund	Mutual fund (349,782 units)		19,189,029
	BlackRock Balanced Capital Fund	Mutual fund (275,232 units)		7,142,276
	BlackRock LifePath Indx 2025	Mutual fund (1,142,594 units)		17,870,177
	BlackRock LifePath Indx 2030	Mutual fund (917,831 units)		14,942,285
	BlackRock LifePath Indx 2035	Mutual fund (834,240 units)		14,232,138
	BlackRock LifePath Indx 2040	Mutual fund (575,066 units)		10,155,664
	BlackRock LifePath Indx 2045	Mutual fund (480,340 units)		8,790,213
	BlackRock LifePath Indx 2050	Mutual fund (375,136 units)		7,007,544
	BlackRock LifePath Indx 2055	Mutual fund (197,911 units)		3,784,063
	BlackRock LifePath Indx 2060	Mutual fund (48,194 units)		820,745
	BlackRock LifePath Indx 2065	Mutual fund (712 units)		8,487
	BlackRock LifePath Indx RET	Mutual fund (955,098 units)		13,591,041
				487,294,690
*	Participant loans	Notes receivable from participants bearing interest at 4.25% to 6.50% annually, maturity dates of 1/05/2021-12/30/2025	0	2,938,196
				$490,232,886

*	Denotes a party-in-interest to the Plan
**	Cost information is not required for employee deferrals invested in the NewMarket Corporation Common Stock Fund or other investments directed by the participants.
See report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: June 2, 2021	By:	/s/ Brian D. Paliotti
Brian D. Paliotti
Vice President, Chief Financial Officer, Member of the Employee Savings Plan Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of PBMares, LLP